Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

FOR IMMEDIATE RELEASE

Benson Hill Highlights Technology, Business Model, Growth Strategy and Financial Outlook at Analyst Meeting

ST. LOUIS, MO, JUNE 23, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”), a food technology company unlocking the natural genetic diversity of plants to supply the ‘Picks and Shovels’ for the plant-based food revolution, held a virtual meeting with sell-side analysts on Tuesday, June 22, 2021. Management provided an in-depth overview of the Company’s CropOS® technology platform, unique business model, growth strategy and financial outlook. A replay of the meeting and the materials presented are available on the investor relations section of Benson Hill’s website at https://bensonhill.com/investors/.

Highlights of the topics that Benson Hill covered at the Analyst Meeting included:

•	Significant and Growing Addressable Market Opportunity: The fast-growing plant-based alternative meat segment is estimated to reach $140 billion by 2029, and the overall addressable market for the global agri-food industry is estimated at $5 trillion;

•	Leveraging CropOS® Technology Platform: Benson Hill’s unique and proprietary innovation engine, CropOS®, combines data science, plant science and food science to create innovative food and ingredient products. The Company has a robust proprietary data library that is expected to double in size every year, with high-performance soybean breeding data, hundreds of billions of data points to understand natural genetic variation for biodiversity, and 120,000 unique plant genomes across 27 species incorporated to-date. CropOS® leverages this data library to accelerate Benson Hill’s products to market, including its current non-GMO proprietary soy-based products;

•	Integrated Business Model: Starting with the seed and through an integrated business model, the Company works with partners and growers to bring products to market that meet consumer needs for food that is healthier, more sustainable, more affordable and better tasting. Benson Hill deploys an innovative go-to-market approach that significantly reduces technological and product risk by using an integrated supply chain to ensure plant-to-plate traceability and preserve product identity;

•	Driving Growth: The Company generated revenues of $102 million in 2020(1) and is projecting robust near-term growth, largely driven by existing products. The commercialization of innovative ingredient products is expected to deliver annual topline growth between 50% to 100% in the near-term. Over the longer-term, the Company expects its focus on production partnerships and royalties will help it scale and deliver products across numerous end-markets, including those in human plant-based food ingredients, animal feed, and pet food;

•	Strong Financial Position: The pending transaction with Star Peak Corp II (NYSE: STPC) (“Star Peak”), is expected to fully finance the Company’s forecasted growth plan. The merger transaction is expected to provide approximately $625 million in gross proceeds, comprised of Star Peak’s $403 million of cash in trust, assuming no redemptions, and an oversubscribed and upsized $225 million common stock PIPE at $10.00 per share;

Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

•	Pure Play ESG Investment Opportunity: ESG is embedded in Benson Hill’s product impact, culture, and long-term value. The Company’s integrated business model can unlock sustainability benefits at each step of the value chain that consumers are demanding, while offering cleaner labels for food companies and retailers.

Executives participating in the Analyst Meeting presentation included:

1 Excludes revenue from a business divested in 2020.

•	Matt Crisp – Chief Executive Officer and Director, Benson Hill
•	DeAnn Brunts – Chief Financial Officer, Benson Hill
•	Jason Bull – Chief Technology Officer, Benson Hill
•	Adam Javan – Chief Strategy Officer, Benson Hill
•	Natalie DiNicola – Chief of Staff, Benson Hill
•	Anthony Kingsley – Director, Impact and ESG, Benson Hill
•	Mike Morgan – Chairman, Star Peak Corp II
•	Eric Scheyer – Chief Executive Officer, Star Peak Corp II

Benson Hill and Star Peak, a special purpose acquisition company, announced a proposed business combination on May 10, 2021. Upon closing of the transaction, the combined company will be named “Benson Hill, Inc.” and is expected to be listed on the New York Stock Exchange under the new ticker symbol “BHIL”. The transaction is expected to close in the third quarter of 2021, subject to the satisfaction of customary closing conditions, including the approval of Star Peak’s stockholders and Benson Hill’s stockholders.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

About Star Peak Corp II

Led by an experienced management team that has a long history of partnering with high-quality companies across the sustainability, energy infrastructure, renewables and technology landscape – and sponsored by Star Peak Sponsor II LLC, a group comprised of Michael C. Morgan and members of Magnetar Capital, Star Peak Corp II is a special purpose acquisition company created to identify and merge with a market-leading business well-positioned to capitalize on trends in sustainability and emissions reduction. For more information about Star Peak Corp II, visit stpc.starpeakcorp.com.

Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction.

Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Contacts

Benson Hill

For Media

Melanie Bernds

Benson Hill

314-605-6363

mbernds@bensonhill.com

Aaron Palash / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

For Investors

Ruben Mella

Benson Hill

314-714-6313

rmella@bensonhill.com

Star Peak

For Investors

Courtney Kozel

847-905-4500

Info@starpeakcorp.com

Reed Anderson

ICR

646-277-1260

Reed.Anderson@icrinc.com

For Media

Tricia Quinn

847-905-4500

Info@starpeakcorp.com

Cory Ziskind

ICR

646-277-1232

Cory.Ziskind@icrinc.com